As filed with the Securities and Exchange Commission on July 16, 2002

Registration No. 333-89192

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 2
to
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FLAGSTAR BANCORP, INC.

(Exact name of registrant as specified in its charter)

Michigan	38-3150651
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5151 Corporate Drive

Troy, Michigan 48098-2639
(248) 312-2000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

MARK T. HAMMOND

Vice-Chairman of the Board, President and Chief Executive Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098-2639
(248) 312-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Copies To:

PAUL D. BORJA, ESQ. Kutak Rock LLP 1101 Connecticut Avenue, N.W., Suite 1000 Washington, DC 20036-4374 (202) 828-2400 (Phone) (202) 828-2488 (Fax)	ROBERT W. DOWNES, ESQ. Sullivan & Cromwell 125 Broad Street New York, NY 10004-2498 (212) 558-4000 (Phone) (212) 558-3588 (Fax)

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☐

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY
THE OFFERING
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
BUSINESS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SELLING STOCKHOLDERS
UNDERWRITING
TRANSFER AGENT
VALIDITY OF COMMON STOCK
EXPERTS

Amendment No. 2 To Form S-3
Consent of Independent Certified Public Accountant

SUBJECT TO COMPLETION, DATED JULY 16, 2002

Prospectus

2,250,000 Shares

Common Stock

This is an offering for 2,250,000 shares of common stock by certain members of the Hammond family, including Thomas J. Hammond, our Chairman of the Board, and Mark T. Hammond, our Vice-Chairman of the Board, President and Chief Executive Officer. We refer to those certain members of the Hammond family who are selling shares of common stock under this prospectus as the Selling Stockholders. We will not receive any proceeds from the sale in the offering of shares of our common stock by the Selling Stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol “FBC.” On                           , 2002, the last reported sale price of our common stock as reported on the New York Stock Exchange was $          per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Selling Stockholders	$	$

Under the terms and conditions of an underwriting agreement between the Selling Stockholders and the underwriters, the underwriters are committed to accept and pay for all of the shares, if any are taken. The underwriters have been granted a 30-day option to purchase up to an additional 225,000 shares of our common stock to cover over-allotments, if any.

The common shares being offered are not savings accounts, deposits or obligations of any bank and are not insured by any insurance fund of the Federal Deposit Insurance Corporation or any other governmental organization.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

KEEFE, BRUYETTE & WOODS, INC.

FRIEDMAN BILLINGS RAMSEY

FAHNESTOCK & CO. INC.

The date of this prospectus is                        , 2002.

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. The summary is not complete and does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully.

      We use the term “we” to refer to Flagstar Bancorp, Inc., a business corporation organized under Michigan law. We use the term “Flagstar Bank” to refer to Flagstar Bank, FSB, a federal savings bank, organized under federal laws of the United States. In some cases, a reference to “we” will include Flagstar Bank, since Flagstar Bank is our wholly owned subsidiary.

      All per share amounts give effect to the 3-for-2 stock split distributed on July 12, 2001 and the 3-for-2 stock split distributed on May 31, 2002.

      We are the third largest banking institution and largest savings institution headquartered in Michigan based on asset size, and through our wholly owned subsidiary, Flagstar Bank, we are in the business of attracting retail deposits and originating or acquiring loans. During 2001, we were among the top 15 mortgage loan originators in the United States according to Inside Mortgage Finance. At March 31, 2002, we had consolidated total assets of $6.4 billion, net loans of $5.7 billion, total deposits of $3.4 billion and total stockholders’ equity of $317 million. See “Business”.

      Corporate Strategies and Objectives. Founded in 1987, we are a growth-oriented, return-on-equity driven company. Since the formation of Flagstar Bank, we have concentrated on the growth of our retail banking operation by increasing its revenue stream and by expanding the deposit base through an increase in the number of banking center locations. Our core operations are categorized as two distinct operations, and they are complementary business lines. The mortgage banking operation increases assets available to our retail banking operation, and our retail banking operation provides a cross selling opportunity for the local mortgage banking operation.

      Retail Banking Operations. We provide a comprehensive line of consumer and business financial products and services to individuals and small and middle market businesses. Our overall retail banking strategy is to expand our base of consumer and business relationships by combining a high level of customer service with our broad-based product line. One of our primary business objectives in 2002 is to expand our consumer lending activities, as they generally offer higher yields than our mortgage lending products.

      In addition to consumer services and lending, we offer a full line of business loan products and banking services especially developed for our business customers. We concentrate on developing and maintaining strong client relationships with companies that have $5 million to $100 million in sales. See “Business — Retail Banking Operations.”

      Mortgage Banking Operations. Our mortgage banking operation originates residential mortgages through 76 retail banking centers and 73 loan origination centers located in eighteen states. We also maintain 15 wholesale lending offices that conduct business with correspondent mortgage lenders nationwide. The origination or acquisition of residential mortgage loans constitutes our most significant lending activity. For the three months ended March 31, 2002, we produced $9.3 billion in mortgage loans, and during 2001, we produced a total of $33.0 billion in mortgage loans. This was a significant increase as compared to the year ended December 31, 2000, during which we produced $9.9 billion in mortgage loans.

      Generally, we have been able to increase our mortgage originations and sell loans into the secondary market at a gain during periods of low or decreasing interest rates, and our profitability has been highest during these periods. Our profitability may be adversely affected during periods of high and/or rising interest rates.

      We sell a substantial portion of our loan production into the secondary market. While many of our loans are sold through programs offered by government-sponsored enterprises and through sales to private investors, we retain the servicing rights to many of the loans that we sell. We also realize additional income by selling servicing rights on a bulk basis and on an as-originated (i.e., “flow”) basis to other mortgage servicers.

      In order to enhance our competitiveness and reduce the cost of our mortgage origination operations, we make extensive use of advanced technology and automated processes. We underwrite all of our mortgage loans using automated systems. We believe that our use of these systems reduces overhead, enhances customer service and better ensures that appropriate mortgage loans conform to our investors’ guidelines. See “Business — Mortgage Banking Operations.”

      Business Strategy. Our strategy includes the following key elements:

(a) continue to expand our banking center network into demographically desirable communities in Michigan and Indiana in order to gain access to additional retail funding sources;

(b) as market conditions permit, retain a portion of our mortgage loan production volume or mortgage servicing rights or both (thereby benefiting from economies of scale); and

(c) continue to utilize advanced technology and automated processes throughout our business to improve customer service, reduce costs and increase efficiencies.

      We are a separate and distinct legal entity from our banking and other subsidiaries. Our principal source of funds to pay dividends on our common and preferred stock and to service our debt is dividends from our subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval.

      Summary Consolidated Financial Data. The following table presents our summary consolidated financial data as of and for the three months ended March 31, 2001 and 2002, and as of and for each of the two years in the period ended December 31, 2001. The information has been derived from our consolidated financial statements, including our unaudited consolidated financial statements incorporated in this prospectus by reference to our March 31, 2002 Form 10-Q, and our audited consolidated financial statements incorporated in this prospectus by reference to our 2001 Form 10-K, and should be read in conjunction therewith and with the notes thereto. See “Where You Can Find More Information; Incorporation by Reference.”

      Historical results are not necessarily indicative of results to be expected for any future period. Results for the three-month period ended March 31, 2002 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

      All amounts in the table below have been adjusted to reflect the 3-for-2 stock split distributed on July 12, 2001 and the 3-for-2 stock split distributed on May 31, 2002.

	At or for the Three Months			At or for the Year Ended
	Ended March 31,			December 31,

	2002	2001	% Change	2001	2000	% Change

	(Dollars in thousands,			(Dollars in thousands,
	except per share data)			except per share data)
Summary of Consolidated Statements of Earnings:
Interest income	$114,821	$112,075	2.5%	$438,771	$381,635	15.0%
Interest expense	65,663	86,761	(24.3)	325,041	290,126	12.0

Net interest income	49,158	25,314	94.2	113,730	91,509	24.3
Provision for losses	8,174	5,980	36.7	33,197	10,576	213.9

Net interest income after provision for losses	40,984	19,334	112.0	80,533	80,933	(0.5)
Other income	58,711	34,736	69.0	213,044	65,353	226.0
Operating and administrative expenses	60,268	35,312	70.7	164,710	100,992	63.1

Earnings before federal income tax provision	39,427	18,758	110.2	128,867	45,294	184.5
Provision for federal income taxes	13,904	6,861	102.7	45,927	16,360	180.7

Net earnings	$25,523	$11,897	114.3	$82,940	$28,934	186.7

Basic earnings per share	$0.89	$0.45	97.8	$2.99	$1.06	182.1
Diluted earnings per share	$0.83	$0.41	102.4	$2.78	$1.05	164.8

      Our principal executive offices are located at 5151 Corporate Drive, Troy, Michigan 48098-2639 and our telephone number is (248) 312-2000.

THE OFFERING

Common stock outstanding immediately prior to the offering	29,262,012 shares

Common stock offered by the Selling Stockholders	2,250,000 shares(1)

Common stock to be outstanding immediately after the offering	29,262,012 shares

New York Stock Exchange symbol	“FBC”

Risk Factors	An investment in our common stock involves substantial risks. You should carefully read “Risk Factors” beginning on page 7 before deciding to invest in shares of our common stock.

(1)	Does not include up to 225,000 shares of common stock that may be sold by the Selling Stockholders upon exercise of the underwriters’ option. This option is referred to as an “over- allotment option.”

      This offering is pursuant to a demand made by the Selling Stockholders as permitted by their registration rights agreement with us.

      We will not receive any proceeds from the sale in the offering of shares of our common stock by the Selling Stockholders. We expect to incur approximately $420,000 of expenses in connection with the offering.

RISK FACTORS

      In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our common stock.

      Any changes in interest rates may adversely affect our earnings and financial condition.

      Changes in interest rates affect our operating performance and financial condition in diverse ways. Our profitability depends in substantial part on our “net interest spread,” which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our profitability also depends in substantial part on the volume of loan originations in our mortgage banking operations. Our net interest spread and our volume of mortgage originations will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Historically, net interest spreads and the mortgage origination volumes for Flagstar Bank and for other financial institutions have widened and narrowed in response to these and other factors, which are often collectively referred to as “interest rate risk.” Although we have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, we can not give any assurance that a sudden or significant increase in prevailing interest rates will not have a material adverse effect on our operating results.

      Increasing interest rates may adversely affect our retail banking operations. We are subject to interest rate risk on loans held in our portfolio arising from mismatches (i.e., the interest rate sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, which is measured in terms of the ratio of the interest rate sensitivity gap to total assets. A higher level of assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap. In contrast, a higher level of liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment. A liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and will negatively impact earnings in a rising interest rate environment. At March 31, 2002, we were in a liability-sensitive position.

      Increasing interest rates may decrease our mortgage loan originations and sales. Generally, the volume of mortgage loan originations is inversely correlated with the level of long-term interest rates. During periods of low interest rates, a significant number of our customers may elect to refinance their mortgages (i.e., pay off their existing higher rate mortgage loans with new mortgage loans obtained at lower interest rates). Our profitability levels and those of others in the mortgage banking industry have generally been strongest during periods of low and/or declining interest rates, as we have been able to sell loans into the secondary market at a gain. Our profitability levels may be adversely affected in a rising interest rate environment.

      Changes in interest rates may cause a mismatch in our pipeline and adversely affect our profitability. In our mortgage banking operations, we are also exposed to interest rate risk from the time the interest rate on a mortgage loan application is committed to by us through the time we sell or commit to sell the mortgage loan. On a daily basis, we analyze various economic and market factors and, based upon these analyses, project the amount of mortgage loans we expect to sell for delivery at a future date. The actual amount of loans we sell will be a percentage computed as (1) the number of mortgage loans on which we have issued binding commitments (and thereby locked in the interest rate) but have not yet closed (“pipeline loans”) divided by (2) actual closings. If interest rates change in an unanticipated fashion, the actual percentage of pipeline loans that close may differ from the projected percentage. The resulting mismatch of commitments to fund mortgage loans and commitments to sell mortgage loans may have an adverse effect on the results of operations in any such period. To the degree that this is not anticipated, we may not have made commitments to sell these additional pipeline loans and may incur significant losses upon their sale as the market rate of interest will be higher than the mortgage interest rate we committed to on such additional pipeline loans. Our profitability may be adversely affected to the extent our hedging strategy is not successful.

      Decreases in interest rates may adversely affect our earnings on our loan servicing portfolio. The market value of, and earnings from, our mortgage loan servicing portfolio may be adversely affected by declines in interest rates. When mortgage interest rates decline, mortgage loan prepayments usually increase as customers refinance their loans. When this happens, the income stream from our current mortgage loan servicing portfolio may decline. In that case, we may be required to amortize the portfolio over a shorter period of time or reduce the carrying value of our mortgage loan servicing portfolio. This would adversely affect our operating results and financial condition.

      The loss of or increased cost of our operating funds may reduce our earnings.

      The principal sources of funding for our operations have been bank deposits and, to a lesser extent, borrowings from the FHLB and funds held in escrow for mortgage loan servicing purposes. Historically, our cost of funds associated with deposits has generally been lower than our cost to borrow from the FHLB. If we are unable to fund our asset growth through the maintenance and growth of our deposit base, we may have to rely to a greater extent on borrowings from the FHLB or other sources. If this causes our net cost of funds to increase, our net interest margin would be adversely affected. At March 31, 2002, we had a $3.0 billion line of credit with the FHLB, of which $2.0 billion had been drawn and was outstanding.

      We may have to curtail our origination of single-family mortgage loans if we cannot maintain our low cost of funds. We cannot assume that we will be successful in retaining our access to funds at the level or cost necessary to continue originations of single-family mortgage loans at their current volume and level of profitability. If we have to reduce our single-family mortgage loan originations, we may suffer a material adverse effect on our operating results and financial condition.

      Our mortgage banking profitability will be significantly reduced if we are not able to resell mortgages.

      Currently, we sell a substantial portion of the mortgage loans we originate. The profitability of our mortgage banking operations depends in large part upon our ability to originate or purchase a high volume of loans and to quickly sell them in the secondary market. Thus, we are dependent upon (1) the existence of an active secondary market and (2) our ability to sell loans into that market.

      Our ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac, Ginnie Mae and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including Fannie Mae, Freddie Mac and Ginnie Mae, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws that significantly affect the activity of such government-sponsored enterprises could, in turn, adversely affect our operations.

      In addition, our ability to sell mortgage loans readily is dependent upon our ability to remain eligible for the programs offered by Fannie Mae, Freddie Mac, Ginnie Mae and other institutional and non-institutional investors. We expect to remain eligible to participate in such programs but any significant impairment of such eligibility could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time to time by the sponsoring entity. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans.

      The loss of our relationships with government-sponsored enterprises and government agencies would have an adverse effect on our business.

      Our agreements with Fannie Mae, Freddie Mac, Ginnie Mae, the FHA and the VA afford us a number of advantages and may be canceled by any of them for cause. Cancellation of one or more of these agreements would have a material adverse impact on our operating results and could result in further disqualification with the other entities and other materially adverse consequences.

      We are at risk for losses on our loans that have defaults or delinquencies.

      We are generally at risk for any loan defaults from the time we fund a loan until the time we sell the loan. This time period is generally 10 to 40 days. Once we sell the mortgage loans, the risk of loss from loan defaults and foreclosure generally passes to the purchaser or insurer of the loans. However, in connection with the sale, we typically make certain representations and warranties to the purchasers and insurers of such loans. Such representations and warranties generally relate to the origination and servicing of loans in substantial conformance with the laws of the state of origination and applicable investor guidelines and program eligibility standards. We rely upon our underwriting department to ascertain compliance with individual investor standards prior to sale of the loans in the secondary market, and we rely upon our quality control department to test sold loans on a sample basis for compliance. The purchasers of such loans will typically conduct a more detailed review of such loans following acquisition to determine whether such loans were originated in compliance with the purchaser’s underwriting guidelines and program eligibility standards. We become liable for the unpaid principal and interest on any defaulted mortgage loan if there has been a breach of our representations and warranties. In such instances, we may be required to repurchase the loan.

      We are also affected by loan delinquencies and defaults on mortgage loans that we service. At March 31, 2002, approximately 2.7% of the loans we serviced for others were 30 days or more delinquent (including foreclosures). Under certain types of servicing contracts, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of loans usually require the servicer to advance the cost of mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of such reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. Further, the servicer must bear the costs of attempting to collect on delinquent and defaulted loans. We do not collect servicing income from the time a loan becomes delinquent until foreclosure, at which time such amounts, if any, may be recovered.

      If we foreclose on a defaulted mortgage loan to recover our investment in such mortgage loan, we may be subject to environmental liabilities in connection with the underlying real property. We may also have to pay for the entire cost of any removal and clean-up without the contribution of any other third parties. These liabilities and costs could exceed the fair value of the real property and may make the property impossible to sell.

      We are highly dependent upon a small number of our key personnel.

      Our growth and development to date have been largely dependent on certain key employees, the loss of whom could have a material adverse effect. These key employees are: Thomas J. Hammond, Chairman of the Board (and until December 31, 2001, our Chief Executive Officer); Mark T. Hammond, Vice-Chairman of the Board, President and Chief Executive Officer; Michael W. Carrie, Executive Vice President and Chief Financial Officer; Joan H. Anderson, Executive Vice President; Kirstin A. Hammond, Executive Vice President; and Robert O. Rondeau, Jr., Executive Vice President. We do not carry “key person” life insurance on the lives of our officers.

      Our stock is concentrated in the Hammond Family.

      Immediately following the offering of the shares of our common stock, the Hammond family, including the Selling Stockholders, will beneficially own 43.8% of the outstanding shares of Common Stock, or approximately 43.0% if the underwriters exercise the over-allotment option in full. See “Selling Stockholders.” Following completion of the offering, the combined ownership of the Selling Stockholders and other members of the Hammond family will still represent the largest holding of our common stock. In general, the Hammond family will therefore still be able to control the election of the board of directors and thus direct our affairs, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional shares of our common stock and other securities.

      Anti-takeover provisions of our charter may reduce the likelihood that we are acquired by a third party.

      Our Restated Articles of Incorporation and Bylaws and applicable provisions of the Michigan Business Corporation Act, or MBCA, contain several provisions that may make it more difficult to acquire control of us without the approval of our board of directors. Certain provisions of our Restated Articles of Incorporation:

•	Authorize the issuance of additional shares of common stock and serial preferred stock;

•	Classify our board of directors into three classes, each of which serves for staggered three-year periods;

•	Provide that our directors may be removed by our stockholders only for cause;

•	Provide that only our board of directors or chairman of our board may call special meetings of our stockholders;

•	Provide that our stockholders may take action only at a meeting of our stockholders;

•	Provide that our stockholders must comply with certain advance notice procedures in order to nominate candidates for director to our board of directors or to place stockholders’ proposals on the agenda for communication at stockholders meetings; and

•	Provide that our stockholders may amend or repeal any of the foregoing provisions of the Restated Articles of Incorporation or Bylaws only by a vote of 80% of the stock entitled to vote generally in the election of directors.

In addition, the MBCA contains various other anti-takeover provisions that apply to us even though those provisions are not in our Restated Articles.

      We operate a business in an industry that has been subject to significant litigation.

      In recent years, mortgage originators have been subject to class action lawsuits that allege violations of federal and state laws and regulations, including the propriety of collecting and paying various fees and charges and the calculation of escrow amounts. Class action lawsuits may continue to be filed in the future against mortgage originators generally. The results of our operations could be adversely affected if we suffer an unfavorable court judgment in any such lawsuit.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION BY REFERENCE

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, the SEC. You may read and copy, upon payment of a fee set by the SEC, any document that we file with the SEC at its public reference room in Washington, D.C. (450 Fifth Street, N.W., 20549). You may also call the SEC at 1-800-432-0330 for more information on the public reference rooms. Our filings are also available to the public on the Internet, through the SEC’s EDGAR database. You may access the EDGAR database at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with them. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing this information. All information incorporated by reference is part of this prospectus, unless that information is updated and superseded by the information contained in this prospectus or by any information filed subsequently that is incorporated by reference or by any prospectus supplement. Any prospectus supplement or any information that we subsequently file with the SEC that is incorporated by reference will automatically supersede any prior information that is part of this prospectus or any prior prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering:

•	Annual Report on Form 10-K for the year ended December 31, 2001.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

•	The description of our common stock contained in our Registration Statement on Form 8-A, dated June 28, 2001, which registers our common stock under Section 12(b) of the Exchange Act.

      This prospectus is part of a registration statement (on Form S-3) we have filed with the SEC relating to our common stock registered under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our common stock. The registration statement, exhibits and schedules are also available at the SEC’s public reference rooms or through its EDGAR database on the Internet.

      You may obtain a copy of these filings at no cost by writing to us at Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098, Attention: Michael W. Carrie, or by telephoning Mr. Carrie at (248) 312-2000. In order to obtain timely delivery, you must request the information no later than five business days prior to the date you decide to invest in our common stock.

SPECIAL NOTE OF CAUTION REGARDING

FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference into this prospectus may constitute “forward-looking statements” within the meaning of the federal securities laws. When used in our documents or oral presentations, the words “anticipate,” “estimate,” “expect,” “intend,” “believe,” “objective,” “projection,” “forecast,” “goal,” or similar words identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors. Forward-looking statements are based on our management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements are estimates and projections reflecting our judgment and involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements.

      Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations or projections contained in the forward-looking statements are:

•	The effect that changes in interest rates have on our earnings and assets.

•	Our cost of funds.

•	Our ability to resell mortgages.

•	Our relationships with governmental agencies and related entities.

•	Our level of loan defaults and delinquencies.

•	Concentrations of our loans in one geographic area or with a few mortgage companies.

•	Our ability to retain key personnel.

•	The degree and nature of our competition.

•	Changes in government regulation of our business.

•	The threat of litigation in the mortgage banking business.

•	Our ability to adapt to technological changes.

      Forward-looking statements speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable federal securities laws.

      In light of these risks, uncertainties and assumptions, the forward-looking statements and events discussed in this prospectus might not be achieved or occur as planned. For more information on the uncertainty of forward-looking statements, see “Risk Factors” herein and our Form 10-K and our March 31, 2002 Form 10-Q, incorporated by reference in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table presents our selected consolidated financial data as of and for the three months ended March 31, 2001 and 2002, and as of and for each of the five years in the period ended December 31, 2001. The information has been derived from our consolidated financial statements, including our unaudited consolidated financial statements incorporated in this prospectus by reference to our March 31, 2002 Form 10-Q, and our audited consolidated financial statements incorporated in this prospectus by reference to our 2001 Form 10-K, and should be read in conjunction therewith and with the notes thereto. See “Where You Can Find More Information; Incorporation by Reference.” Historical results are not necessarily indicative of results to be expected for any future period. Results for the three-month period ended March 31, 2002 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

	At or for the
	Three Months Ended
	March 31,		At or for the Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Dollars in thousands, except per share data)
Summary of Consolidated Statements of Earnings:
Interest income	$114,821	$112,075	$438,771	$381,635	$238,670	$191,261	$122,752
Interest expense	65,663	86,761	325,041	290,126	173,732	137,187	80,033

Net interest income	49,158	25,314	113,730	91,509	64,938	54,074	42,719
Provision for losses	8,174	5,980	33,197	10,576	7,296	18,631	5,015

Net interest income after provision for losses	40,984	19,334	80,533	80,933	57,642	35,443	37,704
Other income	58,711	34,736	213,044	65,353	81,981	118,413	59,836
Operating and administrative expenses	60,268	35,312	164,710	100,992	80,430	86,843	62,503

Earnings before federal income tax provision	39,427	18,758	128,867	45,294	59,193	67,013	35,037
Provision for federal income taxes	13,904	6,861	45,927	16,360	20,772	25,950	13,265

Net earnings	$25,523	$11,897	$82,940	$28,934	$38,421	$41,063	$21,772

Basic earnings per share(1)	$0.89	$0.45	$2.99	$1.06	$1.25	$1.33	$0.75
Diluted earnings per share(1)	$0.83	$0.41	$2.78	$1.05	$1.22	$1.29	$0.75
Dividends per common share(1)	$0.05	$0.04	$0.18	$0.18	$0.16	$0.13	$0.03
Summary of Consolidated Statements of Financial Condition:
Total assets	$6,402,675	$6,371,534	$6,623,824	$5,763,224	$4,310,039	$3,046,445	$1,901,084
Loans receivable	5,653,540	5,071,977	5,875,290	5,222,491	3,808,731	2,558,716	1,655,259
Mortgage servicing rights	154,865	132,300	168,469	106,425	131,831	150,258	83,845
Retail deposits	2,161,496	2,121,802	2,368,205	1,870,731	1,293,183	835,097	509,106
Wholesale deposits	1,219,358	1,526,333	1,239,898	1,537,234	967,780	1,088,273	600,827
FHLB advances	1,975,000	1,995,000	1,970,505	1,733,345	1,477,000	456,019	482,378
Stockholders’ equity	317,232	210,401	291,488	196,830	185,714	163,852	126,617
Other Financial and Statistical Data:
Tangible capital ratio	6.70%	4.95%	6.13%	5.31%	6.76%	6.44%	5.40%
Core capital ratio	6.70%	4.95%	6.13%	5.32%	6.80%	6.54%	5.62%
Total risk-based capital ratio	12.45%	9.98%	11.44%	10.30%	13.16%	12.93%	11.74%
Equity-to-assets ratio (at the end of the period)	4.95%	3.30%	4.40%	3.42%	4.31%	5.38%	6.66%
Equity-to-assets ratio (average for the period)	4.60%	3.30%	3.75%	3.62%	4.69%	5.03%	6.22%
Book value per share(1)	$10.95	$7.76	$10.15	$7.35	$6.41	$5.33	$4.11
Shares outstanding(1)	28,968	27,120	28,710	26,765	29,006	30,758	30,758
Average shares outstanding(1)	28,817	27,021	27,723	27,347	30,509	30,758	28,884
Average diluted shares(1)	30,593	29,232	29,820	27,555	31,102	31,846	29,254
Mortgage loans originated or purchased	$9,262,184	$5,437,547	$32,996,998	$9,865,152	$14,550,258	$18,852,885	$7,873,099
Mortgage loans sold	8,944,320	5,395,001	30,879,271	7,982,200	12,854,514	17,803,958	7,222,394
Mortgage loans serviced for others	15,249,763	7,637,022	14,222,802	6,644,482	9,519,926	11,472,211	6,412,797
Capitalized value of mortgage servicing rights	1.02%	1.73%	1.18%	1.60%	1.38%	1.31%	1.31%
Interest rate spread	3.10%	1.70%	1.82%	1.76%	1.85%	1.85%	2.10%
Net interest margin	3.25%	1.80%	1.94%	1.91%	2.02%	2.14%	2.74%
Return on average assets	1.55%	0.77%	1.31%	0.56%	1.05%	1.45%	1.29%
Return on average equity	33.58%	23.31%	34.98%	15.47%	21.37%	28.77%	20.69%
Efficiency ratio	55.90%	58.30%	50.20%	63.60%	53.90%	49.60%	59.70%
Net charge-off ratio	0.35%	0.22%	0.29%	0.18%	0.14%	0.17%	0.20%
Ratio of allowance to total loans	0.79%	0.55%	0.71%	0.48%	0.60%	0.78%	0.33%
Ratio of allowance to loans held for investment	1.49%	0.74%	1.32%	0.66%	1.44%	2.68%	1.19%
Ratio of non-performing loans to loans held for investment	2.94%	1.71%	2.77%	1.67%	2.61%	4.98%	9.56%
Ratio of non-performing loans to total loans	1.56%	1.62%	1.48%	1.22%	1.09%	1.43%	2.68%
Ratio of non-performing assets to total assets	2.08%	1.40%	1.91%	1.49%	1.47%	1.97%	3.29%
Ratio of allowance to non- performing loans	50.80%	43.20%	47.90%	39.30%	55.00%	53.80%	12.40%
Number of retail banking centers	74	59	71	52	35	28	19
Number of retail loan origination centers	73	49	69	42	38	31	35
Number of correspondent offices	15	15	15	15	16	15	16

(1)	All amounts have been adjusted to reflect the 3-for-2 stock split declared on June 26, 2001 and distributed on July 12, 2001 and the 3-for-2 stock split declared on May 3, 2002 and distributed on May 31, 2002.

BUSINESS

      We are the third largest banking institution and largest savings institution headquartered in Michigan, and through Flagstar Bank, we are in the business of attracting retail deposits and originating or acquiring loans. Flagstar Bank is a federally-chartered savings institution that is regulated by the Office of Thrift Supervision. Its deposits are insured by the Federal Deposit Insurance Corporation, and it is a member of the FHLB System. During 2001, we were among the top 15 mortgage loan originators in the United States. Our retail banking centers and online distribution channels provide vehicles through which we attract deposits from the general public and local governmental units. We use these deposits, advances from the FHLB and other funds garnered from the secondary market to originate or acquire loans in our retail markets and on a nationwide basis. Additionally, we provide warehousing lines of credit on a nationwide basis, and originate commercial real estate loans, consumer loans, and non-real estate commercial loans within our retail market area. We also service a significant volume of mortgage loans secured by properties located throughout the United States.

      At March 31, 2002, we had consolidated total assets of $6.4 billion, net loans of $5.7 billion, total deposits of $3.4 billion and total stockholders’ equity of $317 million. For the year ended December 31, 2001, our net earnings were $82.9 million, or $2.78 per diluted share, our return on average assets was 1.31% and our return on average equity was 34.98%. For the three months ended March 31, 2002, our net earnings were $25.5 million, or $0.83 per diluted share, our annualized return on average assets was 1.55% and our annualized return on average equity was 33.58%. Net earnings for the first quarter ended March 31, 2002 exceeded net earnings for any prior first quarter in our history. Net earnings for the year ended December 31, 2001 exceeded net earnings for any prior year in our history.

      Our ability to sustain this rate of growth on a long-term basis is dependent upon a number of factors, some of which are beyond our control. For instance, our record growth in earnings in 2001 and through the first quarter of 2002 was due to a significant increase in our loan sale activity. This, in turn, resulted from the unusually low mortgage rate environment in the United States over a prolonged period. Any sudden or prolonged increase in these rates could significantly reduce our income from these sales. Primarily because of interest rate movements, for instance, our loan sale income fluctuated, from $38.7 million in 1999 to $21.9 million in 2000 and then $199.4 million in 2001. In turn, our return on equity was affected, declining from 21.37% in 1999 to 15.47% in 2000 and then improving to 34.98% in 2001.

      Further, our operating and administrative expenses increased significantly in 2000 and 2001 to support our anticipated or actual increase in loan sale activity. While this has allowed us to develop and maintain an efficient wholesale loan operation intended to handle a large volume of loans, our ability to increase operational efficiency will become limited over time. Our efficiency ratio (the percentage of each dollar of revenue that is paid in expenses) was 53.90% in 1999, worsened to 63.60% in 2000 and then improved to 50.20% in 2001. It has since worsened again, to an annualized rate of 55.90% for the quarter ended March 31, 2002. If the volume of loans declines and we do not correspondingly reduce our operating and administrative expenses in a prompt manner, we could suffer a significant reduction in net income.

      Corporate Strategies and Objectives. Founded in 1987, we are a growth-oriented, return-on-equity driven company. We began our corporate existence as a bank in 1987 with $3.0 million in assets and one retail banking center. Our growth since 1987 has been substantial. Flagstar Bank was formed from a core operation that was in fact a mid-sized regional mortgage banking company. But since the formation of Flagstar Bank, we have concentrated on the growth of our retail banking operation by increasing its revenue stream and by expanding the deposit base through an increase in the number of banking center locations. Although our core operations are categorized as two distinct operations, they are complementary business lines. The mortgage banking operation increases assets available to our retail banking operation, and our retail banking operation provides a cross selling opportunity for the local mortgage banking operation.

      After ten years in business, our asset base reached $1.3 billion and we were operating from fifteen retail banking centers at December 31, 1996. In May of 1997, we completed an initial public offering of our common stock. Prior to this public offering, our common stock was held solely by the five members of the Thomas J. Hammond family. Currently, the Hammond family beneficially owns approximately 51.3% of our common stock.

      Shareholder Value Goals. Our primary business objective over our first five years as a public company was to generate stockholder value by providing high returns on equity and through the growth and enhancement of our franchise. To this end, over the past five years, we have averaged a 24% return on average equity and a return on average assets greater than 1%. During this same time, we have grown our asset base 39% per year, our retail deposits 42% per year, and our retail organization offices and retail banking centers by 20% per year. The strength of our performance, however, has been primarily due to our mortgage banking operations, which accounted for approximately half of our asset base at December 31, 2001 but 67.7% of our earnings before taxes. This was reflected in the increase in our net income in 2001 despite a decrease in our yield on interest-earning assets to 7.49% in 2001 from 7.97% in 2000.

      Banking Goals. Our goal over the next five years is to double the size of our banking center and origination office network and to continue to increase our market share penetration in the markets we currently serve. We have continued to expand the banking center network and the amount of retail origination offices during 2002. Twenty-five new banking centers and twenty-four new retail origination offices have been or are slated to be opened during the year. We believe this expansion will allow us to continue to grow our retail deposit base and our retail loan originations.

      However, we do not expect that we will have an immediate increase in retail deposits by opening these new locations. In fact, our retail deposit base declined by $0.2 billon at March 31, 2002 from December 31, 2001. Nonetheless, we believe that the growth in deposits will occur over time, with FHLB advances providing sufficient funding in the interim, and our new banking centers and origination offices providing us with market penetration for loan origination opportunities.

      Net Income Goals. Also continuing into 2002, management has strived to stabilize the volatility of net income and to diversify our revenue stream. To achieve these objectives, management implemented strategies in 2001 and 2002 to generate: (1) an increase in net interest income achieved by increasing the amount of loans held for investment; (2) an increase in spread income by diversifying the product mix of the deposit liability portfolio; and (3) an increase in the fee income received from loan servicing and retail banking.

      We have been reasonably successful to date in meeting these goals. Our net interest income increased by 24.3% in 2001 as compared to 2000, and increased 94.5% in the first quarter of 2002 as compared to the first quarter of 2001. However, these increases resulted in large part from a reduction in our interest expense, which more than offset the decline in loan rates during the same period, rather than an increase in loans held for investment. During the same time periods, the amount of loans we held for investment actually decreased 15.8% at December 31, 2001 as compared to 2000, and decreased an additional 5.0% at March 31, 2002.

      Consistent with our goals, we have been able to increase our spread income by diversifying our deposit base and thereby decreasing our overall interest expense. For 2001, our average rate on our interest-bearing liabilities decreased to 5.67% from 6.21% in 2000; similarly, our average rate for the quarter ended March 31, 2002 decreased to 4.48% from 6.25% in the same quarter in 2001. These declines were largely attributable to our aggressive management of rates on our retail deposits.

      Finally, our goal of increasing fee income from loan servicing and retail banking has been somewhat successful. However, we experienced a significant decline in 2001, resulting in an overall loss of $14.9 million, because the high level of loan refinancings by consumers gave rise to prepayments, resulting in accelerated amortization of mortgage servicing rights. For the first quarter of 2002, we earned $780,000 in such income as compared to $581,000 for the same quarter in 2001. Consumer lending growth has not met our expectations because second mortgage loans, which are included in the consumer loans category, have been subject to early prepayments during the refinancing environment in 2001 and the first quarter of 2002. To offset this decline, we have increased our loans held for investment.

      Retail Banking Operations. Through our Retail Banking Group, we offer a comprehensive line of consumer and business financial products and services to individuals and small and middle market businesses. We provide service to approximately 500,000 households through our 76 banking centers (both free-standing and in-store) and 111 automated teller machines located in Michigan and Indiana.

      Our strategy is to expand our base of consumer and business relationships by combining a high level of customer service with our broad-based product line. We expect to continue to open new banking centers in areas that meet our demographic model and also expect to continue with price-focused introductory products and eventual focus on core deposit growth.

      Products and Services. We offer various consumer and business deposit products, as well as a variety of value-added, fee-based banking services. Deposit products offered include various checking accounts, various savings accounts, and time deposit accounts. Fee-based services include, but are not limited to:

•	payment choices, including debit card, pay-by-phone, on-line banking, money orders, bank checks, and traveler’s checks;

•	a membership program featuring free checks, a variety of product discounts, shopping and travel services, and credit card protection service; and

•	safety deposit box rentals.

      Deposits Accounts. We solicit deposits from three distinct sources. Our retail deposits are solicited through our banking centers, providing us with a core base of deposits while offering necessary banking services to local communities. We solicit wholesale deposits through our sale of certificates of deposit in the secondary market at competitive market rates. Finally, we solicit deposits from municipal governments in Indiana and Michigan. We do not purchase brokered deposits.

      New Banking Centers. One of our primary focuses in 2001 was the opening of 19 new banking centers. We expect to continue this focus during 2002 and expect to open 25 banking centers this year, primarily in Wal-Mart superstore locations in Indiana and Michigan.

      At March 31, 2002, we had 28 in-store facilities in operation, including 25 located within Wal-Mart superstores. In 2000, we entered into an agreement with Wal-Mart to provide banking services within new or refurbished Wal-Mart superstore locations in Indiana and Michigan.

      Each of the in-store banking centers offer the same products and services to our customers as are available at our free-standing banking centers without any significant difference in operating costs. By relying upon in-store banking centers to expand our retail branch network, we avoid the significant building costs of free-standing banking centers while obtaining marketing exposure in a high customer traffic area. The customers using our in-store banking centers are substantially the same as the customers using our free-standing banking centers. The in-store banking locations contribute to net income to the same extent as our free-standing banking centers.

      Consumer Lending. One of our Retail Banking Group’s primary business objectives in 2002 is to expand our consumer lending activities, which generally offer higher yields than our mortgage lending products. We believe the size of our consumer loan portfolio has grown in recent years due in large part to the national roll-out of our second mortgage product line. The following consumer loan products are available through our retail banking centers:

•	second mortgage loans, both for purposes unrelated to the property securing the loan and for renovation or remodeling, in the form of a fixed amortizing loan or a line of credit;

•	loans for automobiles, marine and recreational vehicles;

•	student loans;

•	loans secured by deposit accounts; and

•	secured and unsecured loans made under our personal line of credit or term loan programs.

      At March 31, 2002, our consumer loan portfolio contained $223.1 million of second mortgage loans, $56.9 million of equity line loans, and $13.3 million of various other consumer loans such as personal lines of credit and automobile loans. Consumer loans comprised 5.2% of our total loan portfolio at March 31, 2002. Our underwriting standards for a consumer loan include an analysis of the applicant’s payment history on other indebtedness and an assessment of the applicant’s ability to meet existing obligations as well as payments on the proposed loan. During 2001, we originated a total of $244.3 million in consumer loans.

      Business Products and Services. We also offer a full line of business loan products and banking services especially developed for our business consumers through our retail banking centers and main office location. We concentrate on developing and maintaining strong client relationships with small and mid-sized companies. Our core business customers are companies with $5 million to $100 million in sales. We provide the following loan products to our business customers:

•	business lines of credit;

•	working capital loans;

•	equipment loans; and

•	loans secured by real estate.

      Commercial business loans are made on a secured or unsecured basis. Collateral for secured commercial loans may be business assets, real estate, personal assets, or some combination thereof. Our decision to make a commercial loan is based on an evaluation of the borrower’s financial capacity, including such factors as income, other indebtedness, credit history, company performance and collateral. All loans on income-producing properties are evaluated by a qualified, certified appraiser to ensure that the appraised value of the property to be mortgaged satisfies our loan-to-value ratio requirements of no higher than 80%. We also generally require a minimum debt-service ratio of 1.2 to 1. In addition, we consider the experience of the prospective borrower with similar properties, the creditworthiness and managerial ability of the borrower, the enforceability and collectibility of any relevant guarantees and the quality of the asset to be mortgaged. Our officer processing the loan also generally performs various feasibility and income absorption studies in connection with the loan.

      At March 31, 2002, our commercial real estate loan portfolio totaled $350.3 million, or 6.2% of our total loan portfolio. At March 31, 2002, our non-real estate commercial loan portfolio was $10.8 million, or 0.2% of our total loan portfolio. During 2001, we originated $195.6 million in commercial loans versus $94.2 million in 2000.

      Mortgage Banking Operations. We conduct our retail lending operations from 76 retail banking centers and 73 loan origination centers located in eighteen states. Our largest concentration of offices is in southern Michigan, where 61 of our retail banking centers and 41 of our loan centers are located. We also maintain 15 wholesale lending offices that conduct business with correspondent mortgage lenders nationwide.

      Residential Mortgage Loans. The origination or acquisition of residential mortgage loans constitutes our most significant lending activity. We originated or acquired $33.0 billion, $9.9 billion, and $14.6 billion of mortgage loans during the years ended December 31, 2001, 2000, and 1999, respectively. During the three months ended March 31, 2002, we originated or acquired $9.3 billion of mortgage loans. Each loan originated or acquired is for the purpose of acquiring or refinancing a one- to four-family residence and is secured by a first mortgage on the property. We offer traditional fixed-rate and adjustable-rate mortgage loans with terms ranging from one year to 30 years. The majority of our products conform to the respective underwriting guidelines established by Freddie Mac, Fannie Mae and Ginnie Mae. We also offer other residential mortgage loans that meet our underwriting guidelines, but have other terms and conditions customized to meet the needs of the borrower.

      As a part of our overall mortgage banking strategy, we securitize the majority of our mortgage loans through Fannie Mae, Freddie Mac or Ginnie Mae. We generally securitize our longer-term, fixed-rate loans while we invest in shorter duration and adjustable rate products. Securitization is the process by which mortgage loans owned by us are exchanged for mortgage-backed securities that are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae and are collateralized by the same mortgage loans that were exchanged. These mortgage-backed securities are then sold to a secondary market investor. The servicing related to the sold loans is generally retained by us and, in some cases, later sold to other secondary market investors. For the most part, we do not sell the servicing rights to loans originated within our retail banking market area.

      When we sell mortgage loans to the secondary market, we make certain representations and warranties regarding our adherence to underwriting and loan program guidelines. These loans are sold on a non-recourse basis, but we must repurchase them if they become delinquent within 60 days or if we did not comply with the underwriting or program guidelines of the purchaser. Our repurchases usually relate to loans made in the preceding sixty months. In the sixty-month period ended December 31, 2001 and 2000, we sold $76.8 billion and $52.4 billion, respectively, of mortgage loans in the secondary market. We repurchased $44.0 million in mortgage loans during 2001 and $19.1 million during 2000, and charged off $13.1 million in repurchased loans in 2001 and $8.0 million in 2000. In each case, the charge-offs represented less than 0.02% of the corresponding amount of mortgage loans sold to the secondary market over the prior sixty months. We believe that the amount of mortgage loans that we repurchased from secondary market investors and the amount of charge-offs of the repurchased loans recorded by us are comparable with our competitors.

      Managing Risk. Our written underwriting guidelines for mortgage loans employ a system of internal controls designed to maintain the quality of the mortgage loan portfolio. All mortgage loans are reviewed by an underwriter at our national headquarters or at one of our wholesale lending centers. We also contract underwriters employed by mortgage insurance companies to underwrite loans. Additionally, our correspondents have been delegated underwriting authority. Any loan not underwritten by one of our employed underwriters is warranted by the individual underwriter’s employer, whether a mortgage company or a mortgage insurance company.

      As a further step to manage our repurchase risk in originating loans, we employ an automated underwriting process on all loans. This process uses loan data entry software from Fannie Mae, through its Desktop UnderwriterTM system, and from Freddie Mac, through its Loan ProspectorTM system. By using this software, we have access to the same credit scoring and appraisal evaluation system used by Fannie Mae or Freddie Mac. This process is intended to reduce processing and underwriting time, to improve overall loan approval productivity, to improve credit quality and to reduce potential investor repurchase requests.

      We also maintain a quality control department that, among other things, reviews compliance and quality assurance issues relating to loan production and underwriting. For its production compliance process, we randomly select a statistical sample of generally at least 5% of all loans closed each month. This review includes a credit scoring and re-underwriting of such loans; ordering second appraisals on 10% of the sample; reverifying funds, employment and final applications; and reordering credit reports on the entire sample. In addition, a full underwriting review is conducted on loans that go into default during the first twelve months from the date of origination. Document and file reviews are also undertaken to ensure regulatory compliance.

      In addition, we monitor the performance of delegated underwriters through quality assurance reports prepared by our quality control department, FHA/VA reports and audits, reviews and audits by regulatory agencies, investor reports and mortgage insurance company audits. Deficiencies in loans are generally corrected; otherwise, we may exercise our option to require that the loan be repurchased by the originating broker or correspondent, or we may insist that the broker who originated the loan indemnify us against any losses.

      To further protect us from loss, we generally require that any loan with a loan-to-value ratio in excess of 80% must carry mortgage insurance. A loan-to-value ratio is the percentage that the original principal amount of a loan bears to the appraised value of the mortgaged property. In the case of a purchase money mortgage, the lower of the appraised value of the property or the purchase price of the property securing the loan is used. We require a lower loan-to-value ratio for non-owner-occupied loans. In addition, all home mortgage loans originated by us are subject to requirements for title, fire, and hazard insurance. Real estate taxes are generally collected and held in escrow for disbursement by us. We are also protected against fire or casualty loss on home mortgage loans by a blanket mortgage impairment insurance policy which insures us when the mortgagor’s insurance is inadequate.

      Production Channels. We utilize three production channels to acquire mortgage loans. Each production channel produces similar loan product and each loan acquired is underwritten by us or a contracted representative.

      Wholesale. In a wholesale purchase transaction, we supply the funding for the transaction at the closing table. The mortgage broker completes all of the initial loan documents and receives an origination fee from the mortgagor and a “servicing release” premium from us. During 2001, we closed $18.2 billion in loans utilizing this origination channel.

      Correspondent. In a correspondent purchase transaction, we purchase the loan after the mortgage company has funded the transaction. The mortgage company completes the entire origination process and we pay a “servicing release” premium plus a market price for the loan. During 2001, we closed $11.8 billion utilizing this origination channel.

      Retail. In a retail transaction, we originate the loan through a loan officer representative and also fund the transaction. We also complete the entire origination process. During 2001, we closed $3.0 billion utilizing this origination channel.

      For the three months ended March 31, 2002, we produced $9.3 billion in mortgage loans. These included $8.5 billion in mortgage loans produced through the wholesale and correspondent network and $724.2 million originated through our retail network. During the years ended December 31, 2001 and 2000, our mortgage loan production totaled $33.0 billion and $9.9 billion, respectively. Of these amounts, $30.0 billion was produced during the year ended December 31, 2001 through our wholesale and correspondent loan production network and $3.0 billion was originated through our retail network (as compared to $8.9 billion and $1.0 billion, respectively, during 2000).

      Our current level of mortgage loans originations is inversely related to the level of long-term interest rates. As long-term rates decrease, we tend to originate an increasing number of mortgage loans. Likewise, as such rates increase, our loan originations tend to decrease. A significant amount of our business during periods of low interest rates is derived from refinancing of mortgage loans. Generally, we have been able to sell loans into the secondary market at a gain during periods of low or decreasing interest rates, and our profitability levels have been greatest during these periods.

      Servicing. Generally, we retain the servicing rights to many of the loans that we sell, but we realize additional income by selling servicing rights on an individual and a bulk basis to other mortgage servicers. At March 31, 2002 and at December 31, 2001 and 2000, our loan servicing portfolio totaled $15.2 billion, $14.2 billion and $6.6 billion, respectively, net of loans subserviced for others, substantially all of which related to conventional loans.

      Technology. We make extensive use of advanced technology and automated processes that we believe enhance our competitiveness and reduce the cost of our mortgage origination operations. We underwrite all of our mortgage loans using automated systems. We believe that our use of these systems reduces overhead, enhances customer service and better ensures that appropriate mortgage loans conform to our investors’ guidelines. We also believe that our utilization of technology provides an advantage over certain less active competitors in the industry and should help us to continue to enhance our market share in the next several years.

      Business Strategy. Our strategy consists of the following key elements:

(a) continue to expand our banking center network into demographically desirable communities in Michigan and Indiana in order to gain access to additional retail funding sources;

(b) as market conditions permit, retain a portion of our mortgage loan production volume or mortgage servicing rights or both (thereby benefiting from economies of scale); and

(c) continue to utilize advanced technology and automated processes throughout our business to improve customer service, reduce costs and increase efficiencies.

      We are a separate and distinct legal entity from our banking and other subsidiaries. Our principal source of funds to pay dividends on our common and preferred stock and debt service on our debt is dividends from our subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      As of and for the Three Months Ended March 31, 2002. For the quarter ended March 31, 2002, we earned $25.5 million, or $0.83 per share on a diluted basis. These earnings constitute an increase of $13.6 million, or 114.3%, from net earnings of $11.9 million, or $0.41 per share on a diluted basis, reported for the comparable 2001 period. As a result, we had an annualized return on average equity of 33.58% and an annualized return on average assets of 1.55%. These results were driven by an increase in the net interest margin to 3.25%, a first quarter loan production of $9.3 billion and an operating efficiency ratio of 55.90%.

      Net interest income was $49.2 million compared to $25.3 million in the comparable 2001 period. The net interest margin for the 2002 quarter increased to 3.25%, compared with 1.80% for the same period last year, reflecting our lower liability funding cost. During the quarter, average rates on our retail deposits declined 136 basis points versus the comparative average rates reported in our fourth quarter of 2001. FHLB advances repriced up 0.51% and the cost of wholesale deposits declined 0.76% from the fourth quarter of 2001.

      We originated $9.3 billion in residential mortgage loans, during the first quarter of 2002, as compared to $5.4 billion originated in the comparable 2001 period. During March 2002, we closed $3.1 billion in mortgage loans. At March 31, 2002, we had unfunded mortgage loan rate-lock commitments of $2.9 billion. This level of commitments compares to the $3.1 billion reported at December 31, 2001.

      Consolidated assets at March 31, 2002 were $6.4 billion, compared with $6.6 billion at December 31, 2001. Our retail deposit base decreased $0.2 billion during the first quarter of 2002, to $2.2 billion. Despite this relatively slight decrease in our retail deposit base, its cost decreased 97 basis points to 3.28%, from the 4.25% reported at December 31, 2001. At March 31, 2002, our transaction account balances, including checking, savings and money market accounts, represented 45.8% of retail deposits, compared with 30.6% at March 31, 2001. We opened three new banking centers in the first quarter of 2002 and, as a result, operated 76 banking centers located across southern Michigan and Indiana at March 31, 2002.

      The allowance for losses totaled $45.0 million at March 31, 2002, an increase of $3.0 million, or 7.1%, from $42.0 million at December 31, 2001. The increase reflected management’s assessment of various factors, including the $6.6 million, or 5.2% increase in non-performing assets, the $0.9 million increase in non-performing loans, the 25% increase in charge-offs during the quarter, and the continued trend of economic uncertainty.

      During 2002, we plan to establish 25 new banking centers, most of which we expect to open in Wal-Mart stores in Michigan and Indiana as we have done over the past two years. We also expect to open 24 loan origination offices across the United States, increasing our national presence and continuing our market penetration. This expansion will be funded from our ongoing operations, and we expect that these new locations will become profitable between 12 months to 18 months after being established.

      As of and for the Year Ended December 31, 2001. For the year ended December 31, 2001, we had annual earnings of $82.9 million, or $2.78 per share on a diluted basis. This compares to the $28.9 million, or $1.05 per share on a diluted basis for the year ended December 31, 2000. As a result, we had a return on average equity of 34.98% and a return on average assets of 1.31%. These results were driven by a net interest margin of 1.94%, a loan production volume of $33.0 billion for 2001, an operating efficiency ratio of 50.20% and an increase of 26.6% in the retail deposit base.

      During 2001, non interest income increased in large part by $199.4 million in gains recorded on the sale of mortgage loans. This level of gains is $177.5 million greater than the gains achieved during 2000 and was attributable to the $22.9 billion increase in the amount of loans sold. The gain on sale spread equaled 65 basis points for 2001 versus 27 basis points in 2000.

      Consolidated assets at December 31, 2001 were $6.6 billion, compared with $5.8 billion at December 31, 2000. The growth in the asset base was directly related to the increases associated with our mortgage banking operation’s loans held for sale. We originated a total of $33.0 billion in loans in 2001 versus $9.9 billion originated in 2000. At December 31, 2001, we had unfunded mortgage loan rate-lock commitments of $3.1 billion, compared to $864.5 million at December 31, 2000.

      The allowance for losses totaled $42.0 million at December 31, 2001. This total includes increases of $5.0 million during the first three quarters of 2001 and $12.0 million during the fourth quarter of 2001. The allowance was $25.0 million at December 31, 2000. Management believes the increase was appropriate based upon a 12.5% increase in the loan portfolio during 2001; an increase in our portfolio of non-first lien single family mortgage loans and non-single family mortgage loans of $412.8 million, or 73.9% during 2001; an increase of $41.8 million, or 36.2%, in total loan delinquencies as compared to December 31, 2000; an increase in our non-performing loans of $24.1 million, or 37.8% since December 31, 2000; and an increase in loan charge-offs of $3.8 million, or 165.2%, in the fourth quarter of 2000. The provision for losses was increased to $33.2 million in 2001 from $10.6 million for 2000. Net charge-offs were 0.29% and 0.18% of average loans outstanding during 2001 and 2000, respectively.

      The allowance for losses as a percentage of non-performing loans was 47.9% and 39.3% at December 31, 2001 and December 31, 2000, respectively. Our non-performing loans totaled $87.7 million and $63.6 million at December 31, 2001 and December 31, 2000, respectively. The allowance for losses as a percentage of total loans was 0.71% and 0.48% at December 31, 2001 and December 31, 2000, respectively.

      Our retail deposit base continued to increase. Retail deposits were $2.4 billion at December 31, 2001 compared with $1.9 billion at December 31, 2000. We continued to emphasize the growth and expansion of the retail banking operation throughout 2001 and opened 19 new banking centers during 2001. We operated 71 banking centers located across southern Michigan and Indiana at December 31, 2001.

      Our wholesale deposits decreased from $824.4 million at December 31, 2001 to $713.4 million at March 31, 2002. This decline reflects our decision to emphasize growth in lower-cost retail deposits rather than wholesale deposits, which we obtain through the secondary market. At December 31, 2001 and March 31, 2002, our wholesale deposits had a weighted average rate of 4.93% and 4.84%, respectively, as compared to weighted average rates of 4.25% and 3.28%, respectively, for our retail deposits. The lower cots of retail deposits results primarily from our aggressive management of rates offered on our savings and checking (i.e., DDA) accounts. As a result of this change in composition of our deposit liabilities, our weighted average cost of interest bearing liabilities decreased from 6.21% in 2000 to 5.67% in 2001 and to 4.48% for the quarter ended March 31, 2002.

      At December 31, 2001, transaction account balances, including checking, savings and money market accounts, represented 47.9% of retail deposits, compared with 26.6% at December 31, 2000. Retail deposits increased $497.5 million, or 26.6%, through December 31, 2001, primarily in savings and checking accounts. Certificates of deposit decreased $138.3 million. Additionally, we reduced our cost of funds on retail deposits by 184 basis points.

      During 2001, net interest income grew $22.2 million, or 24.3%, versus 2000. The increase was primarily attributable to the $1.1 billion increase in average earning assets during 2001 versus 2000. The net interest rate spread increased to 1.82%, compared with 1.76% for 2000, reflecting our decreased cost on interest bearing liabilities, somewhat offset by lower yield on earning assets. The margin was 1.94% in 2001 versus 1.91% in 2000.

MARKET PRICE AND DIVIDEND INFORMATION

      Under our restated articles of incorporation (the “Restated Articles of Incorporation”), we are authorized to issue 40,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

      Our common stock is currently listed on the New York Stock Exchange under the symbol “FBC”. Prior to our July 13, 2001 listing, the common stock was listed on the Nasdaq Stock Market under the symbol “FLGS”. The following table sets forth, for the periods indicated, the high and low closing sales prices of our common stock and the amount of the cash dividends per share declared as reported on either The Nasdaq Stock Market or the New York Stock Exchange since January 1, 2000. The prices reported prior to our move to the New York Stock Exchange reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. All prices below have been adjusted to reflect the 3-for-2 stock split distributed on July 12, 2001 and the 3-for-2 stock split distributed on May 31, 2002.

	Highest	Lowest		Dividends
	Closing	Closing	Closing	Declared in
Period Ending	Price	Price	Price	the Period

Year Ending December 31, 2002
3rd Quarter (as of July 15, 2002)	$22.50	$21.00	$21.60	$—
2nd Quarter	25.73	16.26	23.10	0.053
1st Quarter	15.73	12.74	15.52	0.047
Year Ended December 31, 2001
4th Quarter	16.70	12.83	13.42	0.047
3rd Quarter	17.33	9.91	15.40	0.047
2nd Quarter	11.78	9.09	9.29	0.044
1st Quarter	11.11	9.31	11.11	0.044
Year Ended December 31, 2000
4th Quarter	11.17	4.75	11.11	0.044
3rd Quarter	5.72	3.43	5.47	0.044
2nd Quarter	6.25	3.63	3.63	0.044
1st Quarter	7.09	5.81	5.81	0.044

      Our declaration and payment of dividends are subject to the discretion of our Board of Directors and will depend upon levels of indebtedness, future earnings, capital requirements, our operating and financial condition and that of our subsidiaries, and general business conditions, as well as other factors that our Board of Directors considers relevant. As a holding company, our principal source of funds for the payment of dividends will be dividends received from Flagstar Bank, which are subject to certain regulatory restrictions.

SELLING STOCKHOLDERS

      The Selling Stockholders consist of Thomas J. Hammond and his children Mark T. Hammond, Catherine H. Rondeau and Carrie C. Langdon. The Hammond family, including the Selling Stockholders, beneficially own in the aggregate 15,161,041 shares, or 51.3%, of our outstanding shares of common stock as of the date of this prospectus. The shares of our common stock offered by this prospectus are already outstanding, and therefore, this offering will not affect the number of shares of common stock outstanding before and after the offering.

      As of the date hereof, there were 29,262,012 shares of common stock outstanding. The following table sets forth information, as of the date of this prospectus, regarding the ownership of our common stock by the Selling Stockholders, the stock which they will respectively beneficially own following the offering (assuming that the over-allotment options are not exercised) and their current respective positions with us or Flagstar Bank, if any.

	Shares of	Common			Common
	Common	Stock	Shares of	Shares of	Stock
	Stock	Percentage	Common	Common	Percentage
	Owned	Owned	Stock	Stock Owned	Owned
	Before the	Before the	Offered	After the	After the
Name of Beneficial Owner	Offering(5)	Offering(6)	Hereby(7)	Offering(5)	Offering(6)

Thomas J. Hammond(1)	8,771,201	29.9%	1,500,000	7,271,201	24.8%
Mark T. Hammond(2)	2,332,845	7.9%	250,000	2,082,845	7.1%
Catherine H. Rondeau(3)	2,104,179	7.2%	250,000	1,854,179	6.3%
Carrie C. Langdon(4)	1,952,816	6.7%	250,000	1,702,816	5.8%

Total Beneficially Owned	15,161,041	51.3%	2,250,000	12,911,041	43.8%

(1)	Thomas J. Hammond is Chairman of our Board and Chairman of the Board of Flagstar Bank. Through December 31, 2001, Mr. Hammond also served as our Chief Executive Officer and as Chief Executive Officer of Flagstar Bank. The amount shown as beneficially owned by Mr. Hammond, both before and after the offering, includes 2,166,554 shares of common stock held by Mr. Hammond’s wife, Janet G. Hammond, as to which Mr. Hammond disclaims beneficial ownership. However, such amount does not include any shares held by Mark Hammond, Catherine Rondeau or Carrie Langdon, all of whom are adult children of Mr. and Mrs. Hammond and who reside in separate residences.

(2)	Mark T. Hammond is Vice-Chairman of our Board, President and Chief Executive Officer and holds the same positions with Flagstar Bank. Mark T. Hammond is the son of Thomas J. Hammond. Mr. Hammond disclaims beneficial ownership of 28,082 shares held by Kirstin A. Hammond, his wife and an executive vice president of the Bank.

(3)	Catherine H. Rondeau is the daughter of Thomas J. Hammond and the wife of Robert O. Rondeau, Jr., an executive vice president of the Bank. Ms. Rondeau disclaims beneficial ownership of 15,896 shares held by Mr. Rondeau.

(4)	Carrie C. Langdon is the daughter of Thomas J. Hammond.

(5)	For purposes of the above table, a person is considered to beneficially own any shares with respect to which he/she exercises sole or shared voting or investment power or of which he/she has the right to acquire the beneficial ownership within 60 days of the date of this prospectus.

(6)	Percentage owned is calculated for each Selling Stockholder by dividing (i) the total number of outstanding shares beneficially owned by the Selling Stockholders as of the date of this prospectus plus the number of shares such person has the right to acquire within 60 days of the date of this prospectus, into (ii) the total number of outstanding shares as of the date of this prospectus plus the total number of shares that such person has the right to acquire within 60 days of the date of this prospectus. The percentage owned by all the Selling Stockholders is calculated by dividing (i) the total number of outstanding shares beneficially owned by the Selling Stockholders as of the date of this prospectus plus the total number of shares that the Selling Stockholders have the right to acquire within 60 days of the date of this prospectus, into (ii) the total number of shares outstanding as of the date of this prospectus plus the total number of shares that the Selling Stockholders have the right to acquire within 60 days of the date of this prospectus.

(7)	This table assumes no exercise of the underwriters’ over-allotment option granted by the Selling Stockholders. If the underwriters exercise the over-allotment option in full, (i) the number of shares being offered by the Selling Stockholders would increase to 2,475,000 shares, (ii) the number of shares beneficially owned by the Hammond family, including the Selling Stockholders, after the offering would be 12,686,041, and (iii) the percentage of class owned by the Hammond family, including the Selling Stockholders, after the offering would be 43.0%.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement among us, the Selling Stockholders and Keefe, Bruyette & Woods, Inc., Friedman Billings Ramsey & Co., Inc. and Fahnestock & Co. Inc., the underwriters have severally agreed to purchase from the Selling Stockholders, and we have agreed to sell to them, an aggregate of 2,250,000 common shares in the amounts set forth below opposite their respective names.

Number of
Underwriters	Shares

Keefe, Bruyette & Woods, Inc.
Friedman Billings Ramsey & Co., Inc.
Fahnestock & Co. Inc.

Total	2,250,000

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares, if any are taken. If an underwriter defaults, the underwriting agreement may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares, and to various other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

      The underwriters propose to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at such price, less a concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $          per share to certain brokers and dealers. After the offering, the offering price and other selling terms may from time to time be changed by the underwriters.

      The Selling Stockholders have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 225,000 additional shares, solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares in this offering. If the underwriters purchase any additional shares under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above.

      The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the common stock during and after the offering, such as the following:

•	The underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them;

•	The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option;

•	The underwriters may stabilize or maintain the price of the common stock by bidding; and

•	The underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

      The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      We and the Selling Stockholders have agreed to indemnify the underwriters and their controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make for such liabilities.

      We and the Selling Stockholders have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any share of our common stock, options to acquire common shares, or any related security or instrument, for a period of 180 days after the date of this prospectus, without the prior written consent of Keefe, Bruyette & Woods, Inc., except in limited circumstances.

      Certain of the underwriters and their affiliates have, from time to time, performed investment banking and other services for us and our affiliates in the ordinary course of business and have received fees from us for their services.

TRANSFER AGENT

      Our transfer agent is Registrar and Transfer Company, Cranford, New Jersey.

VALIDITY OF COMMON STOCK

      The validity of our common stock offered hereby will be passed upon for us by Kutak Rock LLP, 1101 Connecticut Avenue, N.W., Washington, D.C. 20036-4374. Certain legal matters relating to Michigan law will be passed upon for us by Albert J. Gladner, Esq., Senior Vice President and General Counsel of Flagstar Bank. The validity of our common stock will be passed upon for the underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New

York 10004-2498. Kutak Rock LLP and Sullivan & Cromwell will rely upon the opinion of Mr. Gladner as to matters of Michigan law.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

•	We have not authorized anyone to give you any information that differs from the information in this prospectus. If you receive any different information, you should not rely on it.

•	This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

•	This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, the securities to which it relates in any circumstances in which such offer or solicitation is unlawful.

2,250,000 Shares

Common Stock

PROSPECTUS

KEEFE, BRUYETTE & WOODS, INC.

FRIEDMAN BILLINGS RAMSEY

FAHNESTOCK & CO. INC.

                    , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All such expenses are to be paid by the Registrant:

SEC registration fee	$4,508
Blue Sky filing fees and expenses	3,000
Accounting fees and expenses	50,000
Legal fees and expenses	200,000
Printing, postage and mailing	150,000
Stock transfer agent fees	5,500
Other	6,992

Total	$420,000

Item 15. Indemnification of Directors and Officers.

      Flagstar’s Restated Articles of Incorporation contain a provision, authorized by the Michigan Business Corporation Act (“MBCA”), and designed to eliminate in certain circumstances the personal liability of directors for monetary damages to Flagstar or its stockholders for breach of their fiduciary duty as directors. This provision, however, does not limit the liability of any director who breached his or her duty of loyalty to the Company or its stockholders, failed to act in good faith, obtained an improper personal benefit or paid a dividend or approved a stock repurchase or redemption or approved a loan that was prohibited under Michigan law. This provision will not limit or eliminate the rights of the Company or any stockholder to seek an injunction or any other nonmonetary relief in the event of a breach of a director’s duty of care. In addition, this provision applies only to claims against a director arising out of his or her role as a director and does not relieve a director from liability unrelated to his fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on a director under the federal securities laws.

      The Company’s Restated Articles of Incorporation and Restated Bylaws also provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the MBCA. Under the provisions of the MBCA, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its stockholders.

      Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of the Company or of the Company’s subsidiaries and the Company’s officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at the Company’s or its subsidiaries’ request.

Item 16. Exhibits and Financial Statement Schedules.

      The following is a list of exhibits filed as part of this Registration Statement and also serves as the Exhibit Schedules:

Exhibit
Number	Description

1.0	Form of Underwriting Agreement(c)
4.0	Specimen of Stock Certificate of the Company(a)
5.1	Opinion of Kutak Rock LLP(c)
21	Subsidiaries of the Registrant(b)
23.1	Consent of Independent Certified Public Accountant
23.2	Consent of Kutak Rock LLP (included in Exhibit 5.1)(c)
24.1	Power of Attorney(c)

(a)	Incorporated by reference from the Company’s Registration Statement on Form S-1, Registration Statement No. 333-21621, as filed on February 12, 1997 and thereafter amended.

(b)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001.

(c)	Previously filed.

Item 17. Undertakings.

      The undersigned Registrant hereby undertakes as follows:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 3(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act for 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Troy, State of Michigan, on the 16th day of July, 2002.

Flagstar Bancorp, Inc.

By:	/s/ MARK T. HAMMOND

Mark T. Hammond
Vice-Chairman of the Board,
President and Chief Executive Officer
(Duly Authorized Representative)

     Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed by the following persons (including a majority of the Board of Directors of the Registrant) in the capacities and on the dates indicated.

Signature	Title	Date

* Thomas J. Hammond	Chairman of the Board
/s/ MARK T. HAMMOND Mark T. Hammond	Vice Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	July 16, 2002
/s/ MICHAEL W. CARRIE Michael W. Carrie	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	July 16, 2002
* Kirstin A. Hammond	Director and Executive Vice President
* Robert O. Rondeau, Jr.	Director and Executive Vice President
* Charles Bazzy	Director
* James D. Coleman	Director
* James D. Isbister	Director

Signature	Title	Date

* Richard S. Elsea	Director
* John R. Kersten	Director
* C. Michael Kojaian	Director
*By: /s/ MARK T. HAMMOND Mark T. Hammond Attorney-in-Fact		July 16, 2002

EXHIBIT INDEX

Exhibit
Number	Description

1.0	Form of Underwriting Agreement(c)
4.0	Specimen of Stock Certificate of the Company(a)
5.1	Opinion of Kutak Rock LLP(c)
21	Subsidiaries of the Registrant(b)
23.1	Consent of Independent Certified Public Accountant
23.2	Consent of Kutak Rock LLP (included in Exhibit 5.1)(c)
24.1	Power of Attorney(c)

(a)	Incorporated by reference from the Company’s Registration Statement on Form S-1, Registration Statement No. 333-21621, as filed on February 12, 1997 and thereafter amended.

(b)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001.

(c)	Previously filed.